LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
December 22, 2006
Memorandum for
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Lennox International Inc.
     This memorandum sets forth the response of Lennox International Inc. to the comments provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its comment letter dated December 12, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the year ended December 31, 2005
Management Discussion and Analysis of Financial Condition and Results of Operations Results of Operation, page 21
1.	We have reviewed your response to comments 3, 4, 7 and 8. Please show us what your revised disclosures will look like in your supplemental response.
Response:
Original Questions 3 and 8:
In our Form 10-K for 2006, the discussion of segment results in our MD&A will be expanded to incorporate an in-depth discussion and analysis of segment profit for each of our segments. We will accomplish this enhanced disclosure by incorporating a new section in the MD&A that is focused exclusively on the discussion of segment results. Our discussion of consolidated results will be revised to incorporate only those items that are significant on a consolidated level. The new section will provide the reader with additional information for each segment, which might not be material to the consolidated results. An example of this new section is included at Addendum One which compares 2005 with 2004. In Addendum Two, we have included the reconciliation of segment results to income from continuing operations in order to facilitate your review of this proposed disclosure.

Original Question 4:
In our Form 10-K for 2005, we had provided a non-GAAP number that restated net sales to exclude the impact of foreign currency. In our future filings, we will eliminate that reference. Our future discussion of the impact of foreign currency on net sales will be revised as follows:
“Net sales increased $383.5 million, or 12.9% to $3,366.2 million for the year ended December 31, 2005 from $2,982.7 million in the prior year. This increase in net sales included a $28.9 million improvement attributable to the favorable impact of foreign currency fluctuation in 2005.”
Note that similar language would be used for describing the net sales increases for segment results. The impact of foreign currency will only be noted if it is a relevant factor in comparing results.
As noted in your comment letter, we also introduced a non-GAAP number in our explanation of the Provision for Income Taxes. In our future filings, we will eliminate that reference, which restated the effective tax rate for the differences in provision related to the effect of goodwill impairment charges. Our disclosure in future filings will be similar to the following:
“The effective tax rate on continuing operations was 35.3% and (48.4%) for 2005 and 2004, respectively. The effective tax rate for 2004 was significantly impacted by the non-deductibility of a large portion of the goodwill impairment. Other reasons for the differences between the effective tax rate and the statutory federal rate of 35% include state and local taxes, non-deductible expenses, foreign operating losses for which no tax benefits have been recognized and foreign taxes at rates other than 35%.”
Original Question 7:
We will change our discussion of our accounting policies for revenue recognition for our Residential Heating & Cooling, Commercial Heating & Cooling and Refrigeration segments in our 2006 Form 10-K as follows:
“The Company’s Residential Heating & Cooling, Commercial Heating & Cooling and Refrigeration segments recognize revenue based on the shipping terms for each transaction. The Company’s shipping terms are primarily FOB Shipping Point and, therefore, revenues are recognized for these transactions when products are shipped to customers and title passes. However, the Company does have shipping terms for certain customers where title and the risk of ownership do not transfer until the product is delivered to the customer. For these transactions, revenue is recognized on the date that the product is received and accepted by such customers. The Company has experienced returns for miscellaneous reasons, and records a reserve for these returns at the point of sale based on the historical experience for such returns. However, the historical rate of returns is insignificant as a percentage of sales.”

Financial Statements
Consolidated Statements of Operations, page 42
     We have reviewed your response to comment 5. Rule 5-03.13 of Regulation S-X indicates that the equity in earnings of affiliates line item should appear outside of operational income (loss). Please revise your presentation accordingly or further advise how you concluded that it is appropriate to include the equity in earnings of each of these three entities in operational income (loss). It is not clear how each of these affiliates relate directly to your major ongoing or central operations.
Response:
Each of these three investments is considered to be an integral part of our operations and our business. Alliance Compressor LLC (Alliance) was formed with the other investors in an effort to produce higher performance compressors at a lower cost. Alliance serves as key supplier to our U.S. manufacturing facilities and helps ensure that our U.S. facilities have sufficient capacity for this key component in air conditioners. Frigus-Bohn was formed with the other investors in order to provide us with a presence for our Refrigeration segment in Mexico with minimal infrastructure related costs. Our interest in Kulthorn Kirby Public Company Limited (Kulthorn) was acquired as part of our Australian acquisition in the late 1990’s. Kulthorn serves as a key regional low cost strategic partner supplying compressors to our Refrigeration segment’s operations in Australia, Europe and Brazil.
Our business segment operating results include the equity in earnings of affiliates for these three entities. In evaluating each business segment’s operating performance and making decisions on the allocation of capital resources to the business segments, the chief operating decision maker utilizes internal reports which include our proportionate share of the financial results for these three entities. Additionally, each business segment’s short-term incentive program utilizes financial metrics that include our proportionate share of the financial results for these three entities.
Historically, we have included the equity in earnings of unconsolidated affiliates for these three entities in Selling, General and Administrative Expense in our Consolidated Statements of Operations as the amounts involved were not significant (between 0.8% and 1.6% of Selling, General and Administrative Expense for all years presented). After considering your question, we will include the income from equity in earnings of these affiliates in a separate line item and position this line item immediately above operating income in all future filings. As each of these investments is an integral part of our operations and our business, we continue to believe that it is appropriate to include the equity in earnings of unconsolidated affiliates for these three entities as part of operating income as allowed by Regulation S-X. See Addendum Three which shows how we propose to report the equity in earnings of affiliates for these three entities in our future filings.

Form 10-Q for the quarter ended September 30, 2006
3.	Please address the comments above in your interim filings as well.
Response:
The responses set forth above are intended to address our interim filings and will be incorporated in our future interim filings.
* * * *
     If you have any questions or comments regarding this memorandum, please contact Susan K. Carter, our Chief Financial Officer, at 972-497-5130.
Lennox International Inc.

Addendum One
Fiscal Year 2005 Operating Results by Business Segment
Overview
We operate in four reportable business segments including Residential Heating & Cooling, Commercial Heating & Cooling, Service Experts and Refrigeration. Segment profit (loss) is the primary measure of profitability to evaluate operating performance and to allocate capital resources. Segment profit (loss) is defined as the segment’s income (loss) from continuing operations before income tax included in the accompanying Consolidated Statements of Operations; excluding (gains), losses and other expenses, net; restructuring charges; goodwill impairment; interest expense, net; and other income (expense), net; less (plus) realized gains (losses) on settled future contracts. The reconciliation of total segment results to income from continuing operations before income taxes is included in our segment footnote.
Transactions between segments, such as products sold to Service Experts by our Residential Heating & Cooling segment, are recorded on an “arm’s-length” basis using the market price for these products. The elimination of these intercompany sales and any associated profit are noted in our reconciliation of segment results to the income from continuing operations before income tax in the segment footnote. Our corporate costs include those costs related to corporate functions such as legal, internal audit, treasury, human resources, tax compliance and senior executive staff. Corporate costs also include the long-term share-based incentive awards provided to employees throughout Lennox International. The assets in the corporate segment are primarily comprised of cash, deferred tax assets, and investments in unconsolidated subsidiaries. Assets recorded in the operating segments represent those assets directly associated with those segments.
Residential Heating & Cooling

	Years Ended December 31,

($ in millions)	2005	2004	Difference	% Change

Net sales	$1,685.8	$1,419.8	$266.0	18.7%
Profit (loss)	$206.9	$169.7	$37.2	21.9%
% of net sales	12.3%	12.0%
Net sales in the Residential Heating & Cooling business segment increased $266.0 million, or 18.7%, to $1,685.8 million for 2005 from $1,419.8 million for 2004. The increase in net sales was primarily due to a strong industry as U.S. factory shipments of unitary air conditioners and heat pumps were up 16% in 2005 as compared to the prior year. The industry benefited from favorable weather in 2005 during the cooling season. According to the National Oceanic and Atmospheric Administration’s Climate Prediction Center, total U.S. cooling days were 19% above normal and 15% above the prior year. In addition, price increases in response to higher commodity prices favorably impacted net sales.

Segment profit in Residential Heating & Cooling increased 21.9% from $169.7 million in 2004 to $206.9 million for 2005. The increase in segment profit was primarily driven by increased revenues. Pricing actions in the second half of 2004 that were in effect for the full year of 2005 allowed us to offset the negative impact from significant cost increases in commodities and fuel. In addition, selling, general and administrative expenses increased due to planned higher sales and marketing costs resulting from the strategy to grow revenues in select domestic regional markets where the market share for our products had been historically lower than the national average. In addition, higher performance based compensation also impacted selling, general and administrative costs.
Commercial Heating & Cooling

	Years Ended December 31,

($ in millions)	2005	2004	Difference	% Change

Net sales	$651.7	$580.8	$70.9	12.2%
Profit (loss)	$56.9	$51.2	$5.7	11.1%
% of net sales	8.7%	8.8%
Net sales in the Commercial Heating & Cooling segment increased $70.9 million, or 12.2%, to $651.7 million for 2005 from $580.8 million in 2004. The increase in net sales was due primarily to strong domestic sales growth, particularly in sales to national accounts and to commercial mechanical contractors. In addition, net sales were favorably impacted by price increases in response to higher commodity prices. Net sales were slightly higher in the segment’s European operations which comprise 28% of total segment revenues.
Segment profit in Commercial Heating & Cooling increased 11.1% from $51.2 million for 2004 to $56.9 million in 2005. Gross profit in the domestic business improved due to higher volumes and price increases that offset higher commodity costs. However, these improvements were offset by declining gross profits in the European operations due to price compression that resulted from a continued decline in non-residential new construction in 2005.
Service Experts

	Years Ended December 31,

($ in millions)	2005	2004	Difference	% Change

Net sales	$641.4	$611.7	$29.7	4.9%
Profit (loss)	$17.0	$(2.2)	$19.2	n/m
% of net sales	2.7%	(0.4)%
n/m = not meaningful
Net sales in the Service Experts segment increased $29.7 million, or 4.9%, to $641.4 million in 2005 from $611.7 million in the prior year. The increase in net sales was primarily in the residential service and replacement business that was impacted by favorable weather during the cooling season. This increase in net sales was also impacted by a $7.7 million improvement attributable to foreign currency fluctuation as 18% of the revenues were recorded in Canada.

Segment profit in Service Experts increased $19.2 million from a loss of $2.2 million in 2004 to $17.0 million in income in 2005. Profit improved based on higher revenues and lower selling, general and administrative expenses due to cost reduction activities and lower marketing costs.
Refrigeration

	Years Ended December 31,

($ in millions)	2005	2004	Difference	% Change

Net sales	$467.2	$444.7	$22.5	5.1%
Profit (loss)	$44.4	$42.7	$1.7	4.0%
% of net sales	9.5%	9.6%
Net sales in the Refrigeration segment increased $22.5 million, or 5.1%, to $467.2 million in 2005 from $444.7 million in 2004. This increase in net sales included a $9.7 million improvement attributable to the favorable impact of foreign currency fluctuation in 2005 as 61% of the revenue in 2005 in the refrigeration segment was from international sales. Sales in North and South America increased primarily due to the growth in original equipment manufacturer sales that service the supermarket, walk-in refrigeration and cold storage market segments. In addition, price increases favorably impacted net sales. These increases were offset by lower sales in the segment’s Asia Pacific markets.
Segment profit in Refrigeration increased 4.0% from $42.7 million in 2004 to $44.4 million in 2005. The increase in segment profits was primarily attributable to increased revenues, higher prices and favorable product mix. These favorable items were partially offset by increased commodity prices and higher selling, general and administrative expenses. Selling, general and administrative costs increased as a result of increased selling expense in international markets.
Corporate and other
Corporate and other costs increased from $91.6 million for 2004 to $103.1 million in 2005. The primary reasons for this increase included the recognition of share based compensation expense related to long-term incentives due to the early adoption of SFAS 123R and higher short-term performance-based awards that resulted from better than planned operating performance. In addition, we formed a centralized corporate procurement group. These unfavorable items were partially offset by reduced costs related to regulatory compliance and legal fees related to the 2004 internal investigation.

Addendum Two
     Net sales and segment profit (loss) by business segment, along with a reconciliation of segment profit (loss) to income (loss) from continuing operations before income taxes for years ended December 31, 2005, 2004 and 2003 are shown below (in millions):

	For the Years Ended
	December 31,
	2005	2004	2003
Net Sales
Residential	$1,685.8	$1,419.8	$1,358.7
Commercial	651.7	580.8	508.4

Heating & Cooling	2,337.5	2,000.6	1,867.1
Service Experts	641.4	611.7	611.3
Refrigeration	467.2	444.7	387.2
Eliminations(1)	(79.9)	(74.3)	(75.7)

	$3,366.2	$2,982.7	$2,789.9

Segment Profit (Loss)
Residential	$206.9	$169.7	$152.1
Commercial	56.9	51.2	38.0

Heating & Cooling	263.8	220.9	190.1
Service Experts	17.0	(2.2)	1.0
Refrigeration	44.4	42.7	36.2
Corporate and other	(103.1)	(91.6)	(69.0)
Eliminations(1)	0.2	1.6	1.4

	222.3	171.4	159.7
Reconciliation to income (loss) from continuing operations before income taxes:
(Gains), losses and other expenses, net	(50.2)	—	1.9
Restructurings	2.4	—	—
Goodwill impairment	—	208.0	—
Interest expense, net	15.4	27.2	28.4
Other expense (income)	3.0	(0.8)	(2.4)

	251.7	$(63.0)	$131.8

Less: Realized gains on settled contracts	(16.7)

	$235.0

(1)	Eliminations consist of intercompany sales between business segments, such as products sold to Service Experts by our Residential Heating & Cooling segment.

Addendum Three
LENNOX INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003
(In millions)

	For the Years Ended December 31,
	2005	2004	2003
NET SALES	$3,366.2	$2,982.7	$2,789.9
COST OF GOODS SOLD	2,258.2	1,985.2	1,846.6

Gross Profit	1,108.0	997.5	943.3
OPERATING EXPENSES:
Selling, general and administrative expense	916.6	835.2	790.4
(Gains), losses and other expenses, net	(50.2)	—	1.9
Restructuring charge	2.4	—	—
Goodwill impairment	—	208.0	—
Equity in earnings of unconsolidated affiliates	(14.2)	(9.1)	(6.8)

Operational income (loss) from continuing operations	253.4	(36.6)	157.8
INTEREST EXPENSE, net	15.4	27.2	28.4
OTHER EXPENSE (INCOME)	3.0	(0.8)	(2.4)

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	235.0	(63.0)	131.8
PROVISION FOR INCOME TAXES	83.0	30.5	45.1

Income (loss) from continuing operations before cumulative effect of accounting change	152.0	(93.5)	86.7
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET	(0.1)	—	—

Income (loss) from continuing operations	152.1	(93.5)	86.7
DISCONTINUED OPERATIONS:
Loss from operations of discontinued operations	2.0	38.9	0.1
Income tax (benefit) expense	(0.5)	(9.3)	0.2
Loss on disposal of discontinued operations	0.1	14.9	—
Income tax benefit	(0.2)	(3.6)	—

Loss from discontinued operations	1.4	40.9	0.3

Net income (loss)	$150.7	$(134.4)	$86.4